UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 2)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF JANUARY 2010

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025 People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXPLANATORY NOTE

This report on Form 6-K/A (the “6-K/A Report”) is being furnished as Amendment No. 2 to the report on Form 6-K furnished by Xinyuan Real Estate Co., Ltd. (“Xinyuan”, “we”, “us”, or “our company”) to the Securities and Exchange Commission (“SEC”) on September 30, 2009 (the “Original Report”), as amended by Amendment No. 1 thereto, furnished to the SEC on October 28, 2009 (“Amendment No. 1”, and together with the Original Report, the “Prior Report”), announcing the proposed acquisition (“Acquisition”) of the remaining 55% interest in Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd (“Jiantou Xinyuan”) not currently owned by Xinyuan. Xinyuan has prepared this Amendment No. 2 to the Prior Report to provide the following information:

•	to provide updated information regarding the Acquisition and the closing process related to the Acquisition;

•	to update the risk factor relating to the Acquisition provided in the Prior Report;

•

to provide certain updated financial statements of Jiantou Xinyuan and unaudited pro forma financial information in connection with the Acquisition, which financial statements and unaudited pro forma information are filed as exhibits hereto.

All of the other contents in the Prior Report remain the same and are hereby incorporated by reference into this 6-K/A Report.

This 6-K/A Report is hereby incorporated by reference into (1) the registration statement of Xinyuan on Form F-3 originally filed on July 10, 2009, as amended (Registration Number 333-160518), and into the prospectus contained in the foregoing registration statement, (2) the registration statement of Xinyuan on Form S-8 (Registration Number 333-152637), and (3) any outstanding prospectus, offering circular or similar document issued or authorized by Xinyuan that incorporates by reference any of Xinyuan’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K/A Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Xinyuan under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This 6-K/A Report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can generally identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. In addition, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to acquire suitable land sites for future development at reasonable prices; our ability to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts; our ability to obtain on a timely basis necessary government approvals for any major property development; our ability to complete the Acquisition within a reasonable time period, if at all; the Sellers’ ability to obtain government approval required for this Acquisition, including the approval for transfer of state-owned assets which is necessary given that the sellers of the equity interest we intend to acquire are state-owned enterprises; economic, political and social conditions in the People’s Republic of China (“PRC”) as well as government policies can affect our business, and other risks outlined in our public filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2008, as amended.

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Page
Entry Into A Material Definitive Agreement	3
Risk Factors	4
Signature

Exhibit 99.1 Unaudited interim consolidated financial statements as of December  31, 2008 and September 30, 2009 and for the nine months ended September 30, 2008 and 2009 of Jiantou Xinyuan and subsidiary

F-1
Exhibit 99.2 Unaudited pro forma combined financial information of Xinyuan as of and for the nine months ended September 30, 2009 and for the year ended December 31, 2008

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

As previously reported, on September 25, 2009, we, through our indirectly wholly owned subsidiary Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), entered into an Equity Transfer and Profit Distribution Agreement (“ETA”) with Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (collectively known as “the Sellers”), pursuant to which Xinyuan, through Henan Xinyuan, may acquire the remaining 55% interest (the “55% Equity”) in Jiantou Xinyuan not currently owned by Xinyuan.

Pursuant to the ETA, the aggregate purchase price for the 55% Equity is approximately US$4 million in cash. As part of the transaction, Jiantou Xinyuan will make distributions of approximately US$26.7 million to the Sellers in the aggregate and approximately US$21.8 million to Henan Xinyuan prior to completion of the transaction.

As the Sellers are state-owned enterprises, our proposed acquisition of the 55% Equity is deemed as a transfer of state-owned assets. Under PRC laws and regulations governing transfers of state-owned assets, state-owned assets, including state-owned equity interests, are required to be sold or disposed through a public listing and auction process, unless a proposed sale or disposition has been exempted by the relevant authority. Under the ETA, the Sellers are responsible for obtaining any governmental approvals necessary for the transfer, including, if available, an exemption from the public listing and auction process. At the time we signed the ETA, based on the assessment of the Sellers regarding expected timing and the likelihood of obtaining an exemption from the public listing and auction process, it was anticipated that the acquisition could be completed by the end of 2009. The Sellers, however, have not obtained the exemption from the Zhengzhou municipal administration of state-owned assets, or Zhengzhou SASAC, for our acquisition of the 55% Equity and, accordingly, we expect they would be required to complete their sale of the 55% Equity through the public listing and auction process. Due to the mandatory procedures and the uncertainties involved in the listing and auction process as well as the governmental approvals required prior to the commencement of such process, we cannot predict the exact timing that would be required to complete the process or assure you that we will actually be selected as the winning bidder for the 55% Equity in the listing and auction process. Any closing of the proposed acquisition of the 55% Equity pursuant to the ETA will be subject to customary closing conditions, including, in the absence of an exemption of the public listing and auction process, our being selected as the successful bidder in the public listing and auction process.

At the time the ETA was entered into, Jiantou Xinyuan had outstanding penalties for its late payments of land premium and it was negotiating such penalty amount with Zhengzhou municipal land bureau and other local government agencies. We took into account the land premium and the possibility of penalties for late payment thereof in negotiating and agreeing to the purchase price under the ETA. In December 2009, the Zhengzhou municipal finance bureau notified Jiantou Xinyuan that it shall pay all late payment penalties accrued up to September 30, 2009, which is estimated to be RMB52 million (US$7.5 million). Such penalty amount is subject to final confirmation by the Zhenzhou municipal government. In its interim financial statements for the nine months ended September 30, 2009, Jiantou Xinyuan recorded US$7.5 million in penalty charges, which reduced our 45% share in income from Jiantou Xinyuan by US$3.4 million for such nine-month period.

Financial Statements and Exhibits

The financial statements and pro forma financial information described below should be read in conjunction with the Prior Report and 6-K/A Report.

(a) Financial Statements of Business Acquired.

The unaudited interim consolidated financial statements as of December 31, 2008 and September 30, 2009 and for the nine months ended September 30, 2008 and 2009 of Jiantou Xinyuan and subsidiary are included as Exhibit 99.1 hereto and incorporated by reference herein.

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(b) Pro Forma Financial Information.

The unaudited pro forma combined financial information of Xinyuan as of and for the nine months ended September 30, 2009 and for the year ended December 31, 2008 giving effect to the Acquisition and the notes related thereto are included as Exhibit 99.2 hereto and incorporated by reference herein.

RISK FACTORS

Our proposed acquisition of the 55% Equity is subject to a public listing and auction process for the transfer of state-owned assets, unless the Sellers obtain government approval for exemption from the process. If we are required to participate in the auction process, we cannot assure you that we will win the auction process to acquire such 55% Equity at the terms we previously negotiated with the Sellers, or at all.

On September 25, 2009, we, through our indirectly wholly owned subsidiary Henan Xinyuan, entered into an ETA with the Sellers to acquire the 55% Equity. We currently own the remaining 45% equity interest in Jiantou Xinyuan through Henan Xinyuan.

As the Sellers are state-owned enterprises, our proposed acquisition of the 55% Equity is deemed a transfer of state-owned assets, which under the PRC laws and regulations re required to be sold or disposed of through a public listing and auction process unless a proposed sale or disposal has been exempted by the relevant authority from such listing and auction process. Under the ETA, the Sellers are responsible for obtaining the government approvals necessary for the transfer, including, if available, an exemption of the proposed transfer of the 55% Equity as contemplated under the ETA from the public listing and auction process. The Sellers have not obtained from the Zhengzhou municipal administration of state-owned assets and exemption of the proposed transfer.

Accordingly, we currently anticipate that the Sellers will be required to list the 55% Equity in the local assets and equity exchange for a competitive auction and determine the purchaser of, and the transfer price for, the 55% Equity based on the results of such auction. The listing price will be based on an independent asset appraisal. We currently intend to participate in the auction process to make a bid based on the purchase price agreed in the ETA, but we cannot guarantee you that we will win the auction. As an existing shareholder of Jiantou Xinyuan, Henan Xinyuan is entitled to a right of first refusal on the sale of the 55% Equity. If any third party bidder participates in the auction, we currently plan to exercise such right to match any reasonable competitive bid that exceeds our bid price. However, even if we manage to win the auction for the 55% Equity, regardless of whether through exercising our right of first refusal, we cannot assure you that the final purchase price for the 55% Equity will not exceed the price as provided in the ETA or that the other terms of the final purchase will not be different from the terms we agreed with the Sellers in the ETA. Furthermore, we might decide not to enter the auction process, or exercise our right of first refusal with respect to the 55% Equity, if we determine that the listing price or the price bid by a third party is unreasonably high. In such an event, we would not acquire the 55% Equity and, depending on the results of the auction, we may have joint ownership of Jiantou Xinyuan with one or more new joint venture partners with whom we may not be familiar. If we do not develop and maintain a good relationship with such new partner(s), Jiantou Xinyuan’s results of operations may be adversely affected, which in turn may adversely affect our results of operations.

We or Jiantou Xinyuan may suffer a penalty or even forfeit land to the PRC government if we or Jiantou Xinyuan fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture. We and Jiantou Xinyuan, an entity in which we currently hold a 45% interest, have made late payments of land premiums in the past. Although we and Jiantou Xinyuan were imposed penalties for these late payments, neither we nor Jiantou Xinyuan have been required to forfeit land.

        We have been informed by Jiantou Xinyuan that it had not timely made land premium payments of RMB 111.5 million (US$16.3 million) under two land use rights grant contracts it entered with the Zhengzhou municipal land bureau, subjecting Jiantou Xinyuan to late payment penalties accruing from June 2008 of 0.1% per day of the amount in arrears. The Zhengzhou municipal land bureau requested that Jiantou Xinyuan pay the overdue land premium by September 30, 2009. Jiantou Xinyuan paid the overdue land premium in September 2009 and therefore should not be required to forfeit the two parcels of land due to late payment.

In December 2009, the Zhengzhou municipal finance bureau notified Jiantou Xinyuan that it must pay all late payment penalties accrued up to September 30, 2009, estimated to be RMB 52 million (US$7.5 million), subject to final confirmation of the amount by the municipal government. Accordingly, in its interim financial statements for the nine months ended September 30, 2009, Jiantou Xinyuan recorded US$7.5 million in penalty charges. These charges reduced our 45% share in income in Jiantou Xinyuan by $3.4 million to US$2.4 million for such nine-month period. If the final penalties paid by Jiantou Xinyuan exceed the amount reflected in its nine month financial statements, our share of income from Jiantou Xinyuan could be further adversely affected as the property is developed and sold.

Moreover, we cannot assure you that circumstances leading to significant delays in our own land premium payments or development schedules or forfeiture of land will not arise in the future. If we, or Jiantou Xinyuan, pay a substantial penalty, we, or Jiantou Xinyuan, may not be able to meet pre-set investment targeted returns for a given project and our financial conditions could be adversely affected. If we, or Jiantou Xinyuan, forfeit land, we, or Jiantou Xinyuan, will not only lose the opportunity to develop the property projects on such land, but may also lose a significant portion of the investment in such land, including land premium deposits and the development costs incurred.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: January 25, 2010

EXHIBIT INDEX

Exhibit No.	Document

99.1	Unaudited interim consolidated financial statements as of December 31, 2008 and September 30, 2009 and for the nine months ended September 30, 2008 and 2009 of Jiantou Xinyuan and subsidiary

99.2	Unaudited pro forma combined financial information of Xinyuan as of and for the nine months ended September 30, 2009 and for the year ended December 31, 2008

Exhibit 99.1

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. and Subsidiary

As of December 31, 2008 and September 30, 2009 (unaudited)

For the nine months ended September 30, 2008 (unaudited) and 2009 (unaudited)

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

As of December 31, 2008 and September 30, 2009

(All amounts stated in US$, unless otherwise stated)

	Notes	December 31, 2008	September 30, 2009
		US$	US$
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents		31,456,157	24,068,999
Restricted cash		1,232,296	893,726
Accounts receivable		4,906,849	6,114,664
Other receivables		532,196	783,635
Other deposits and prepayments	4	12,298,821	19,076,533
Real estate property development completed	3	1,369,767	1,443,024
Real estate property under development	3	91,488,127	101,434,562
Amount due from related party	9	4,871,471	482,436

Total current assets		148,155,684	154,297,579

Property and equipment, net		364,476	277,687

TOTAL ASSETS		148,520,160	154,575,266

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		26,130,061	47,521,693
Short-term bank loan	5	21,947,151	12,446,918
Customer deposits	6	797,975	2,228,413
Income tax payable	7	10,818,762	14,596,344
Other payables and accrued liabilities	8	7,820,647	16,531,349
Due to related party	9	2,028,512	448,685
Due to shareholders	9	19,050,127	4,464,668

Total current liabilities		88,593,235	98,238,070

Deferred tax liabilities	7	13,989,149	4,362,009

Total liabilities		102,582,384	102,600,079

Shareholders’ equity
Paid-in capital	10	1,254,865	1,254,865
Statutory reserves		247,425	247,425
Retained earnings		39,326,134	44,686,142
Accumulated other comprehensive income		2,637,954	2,678,454

Total Shareholders’ equity		43,466,378	48,866,886

Noncontrolling interest		2,471,398	3,108,301

Total equity		45,937,776	51,975,187

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		148,520,160	154,575,266

The accompanying notes are an integral part of these consolidated financial statements

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

(All amounts stated in US$, except for number of shares data)

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the nine months ended September 30, 2008 and 2009

(All amounts stated in US$, unless otherwise stated)

(unaudited)

		Nine months ended September 30,
	Notes	2008	2009
		US$	US$
Revenue:
Real estate sales, net of sales taxes of US$7,160,793 and US$3,844,097 in 2008 and 2009, respectively		115,452,452	65,376,344
Other revenue		78,987	212,790

Total revenue		115,531,439	65,589,134

Cost of revenue:
Cost of real estate sales		(66,916,501)	(41,503,954)
Other costs		(171,618)	(93,445)

Total cost of revenue		(67,088,119)	(41,597,399)

Gross profit		48,443,320	23,991,735
Selling and distribution expenses		(2,961,700)	(1,201,461)
General and administrative expenses		(1,498,084)	(1,114,049)

Operating income		43,983,536	21,676,225
Interest income		908,593	341,035
Other expenses		—	(7,507,074)
Interest expense		(1,211,056)	—

Income from operations before income taxes and noncontrolling interest		43,681,073	14,510,186
Income taxes	7	(19,217,675)	(8,513,274)

Net income		24,463,398	5,996,912
Net income attributable to noncontrolling interest (net of taxes of US$938,999 and US$421,667 in 2008 and 2009 respectively)		(1,319,601)	(636,903)

Net income attributable to common shareholders		23,143,797	5,360,009

The accompanying notes are an integral part of these consolidated financial statements

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

(All amounts stated in US$, except for number of shares data)

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2008 and 2009

(All amounts stated in US$, unless otherwise stated)

(unaudited)

	Nine months ended September 30,
	2008	2009
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	24,463,398	5,996,912
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68,642	74,521

Changes in operating assets and liabilities:
Accounts receivable	(7,010,845)	(1,203,224)
Real estate property development completed	(153,283)	(72,100)
Real estate property under development	(22,081,181)	(9,854,231)
Restricted cash	2,650,217	339,420
Other receivables	(7,691,030)	(250,883)
Other deposits and prepayments	1,579,967	742,639
Accounts payable	240,196	20,585,238
Customer deposits	(2,041,995)	1,429,110
Other payables and accrued liabilities	7,010,927	1,193,110
Income tax payable	328,210	3,766,933
Deferred tax liabilities	5,801,930	(9,634,067)
Amount due from related parties	1,431,455	5,165,481

Net cash provided by operating activities	4,596,608	18,278,859

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(76,090)	—

Net cash used in investing activities	(76,090)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	21,471,822	45,812,327
Repayment of short-term bank loans	(68,402,067)	(55,326,069)
Repayment of related parties’ loan	—	(1,580,745)
Proceeds from shareholders’ loan	16,175,439	—
Repayment of shareholders’ loan	—	(14,593,829)

Net cash used in financing activities	(30,754,806)	(25,688,316)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(26,234,288)	(7,409,457)

Effect of exchange rate changes on cash and cash equivalents	2,943,114	22,299
Cash and cash equivalents, at beginning of period	50,306,185	31,456,157

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	27,015,011	24,068,999

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	8,408,018	3,386,221

Total interest paid	2,985,996	1,903,058

The accompanying notes are an integral part of these consolidated financial statements

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

(All amounts stated in US$, except for number of shares data)

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd (“Jiantou Xinyuan”) was was incorporated in June 13, 2005 by Zhengzhou General Construction Investment Company (“Construction Investment Company”), Henan Xinyuan Real Estate Co., Ltd (“Henan Xinyuan”) and Zhengzhou Jiantou Project Consulting Co., Ltd (“Jiantou Project Consulting”) under the laws of the People’s Republic of China (the “PRC” or “China”). The registered capital of Jiantou Xinyuan was US$1,254,865 (RMB 10,000,000), which was contributed by Construction Investment Company, Henan Xinyuan and Jiantou Construction Consulting at 50%, 45% and 5%, respectively. Henan Xinyuan is a wholly owned subsidiary of Xinyuan Real Estate, Ltd.

On July 7, 2006, Zhengzhou Jiantou Xinyuan Lianhe Real Estate Development Co., Ltd (“Xinyuan Lianhe”) was incorporated under the laws of PRC by Jiantou Xinyuan and Zhengzhou Dahelongjin Investment Co., Ltd at 52% and 48%, respectively.

On September 25, 2009, the owners of Jiantou Xinyuan entered into an agreement whereby Henan Xinyuan will purchase from Construction Investment Company and Jiantou Project Consulting (collectively known as the “Sellers”) the 55 percent interest in Jiantou Xinyuan not currently owned by Henan Xinyuan. The purchase price for the 55 percent interest is US$4.2 million. As part of the transaction, Jiantou Xinyuan will make distributions of US$26.7 million to the Sellers and US$21.8 million to Henan Xinyuan prior to completion of the transaction. The closing of the transaction is subject to customary closing conditions, including, in the absence of an exemption, the Sellers completing the public listing and auction process, and obtaining the requisite governmental approvals from the competent administrative authority for state-owned assets.

Jiantou Xinyuan and its subsidiary (collectively the “Jiantou Group”) are principally engaged in residential real estate development and sales.

2. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Jiantou Group. All inter-company transactions and balances between Jiantou Xinyuan and its subsidiary have been eliminated upon consolidation.

These financial statements have not been audited but reflect those adjustments, consisting of normal recurring items, that management considers necessary for a fair presentation of financial position, results of operations and cash flows. The year-end consolidated balance sheet was derived from audited financial statements. These financial statements should be read in conjunction with the year-end consolidated financial statements and related notes. The results of operation of any interim period are not necessarily indicative of the results of operations for the full year.

Subsidiaries are consolidated from the date on which control is transferred to the Jiantou Group and cease to be consolidated from the date on which control is transferred out from the Jiantou Group. Where there is a loss of control of a subsidiary or other controlled entity, the consolidated financial statements include the results for the part of the reporting year during which the Jiantou Group has control.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provisions for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due from related party, amounts due to related party, amount due to shareholders, other receivables, accounts payable,

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due from related party, amounts due to related party, amount due to shareholders, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short-term maturities of these instruments. The Jiantou Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non performance by the counterparty is the recorded amount. Jiantou Group generally does not require collateral for its financial assets.

(d) Foreign currency translation

Jiantou Group’s financial information is presented in US dollars. The functional currency of Jiantou Xinyuan is Renminbi (“RMB”), the currency of the PRC. The functional currency of Jiantou Xinyuan’s subsidiary is also RMB. Transactions at Jiantou Xinyuan and its subsidiary which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the PBOC prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than that RMB are included in consolidated statements of operations as exchange gains.

The consolidated financial statements of Jiantou Xinyuan’s subsidiary have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, as codified in ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

(e) Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC. Total cash in banks at September 30, 2009 amounted to US$24,068,999 (December 31, 2008: US$31,456,157), of which no deposits are covered by insurance. Jiantou Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Jiantou Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Jiantou Group maintains bank accounts in the PRC. Jiantou Group does not maintain any bank accounts in the United States. All bank balances are denominated in RMB.

(f) Restricted cash

Jiantou Group is required to maintain certain deposits with banks that provide mortgage loans to Jiantou Group and Jiantou Group’s customers in order to purchase residential units. These balances are subject to withdrawal restrictions and totaled US$893,726 as of September 30, 2009 (December 31, 2008: US$968,102). As of September 30, 2009, Jiantou Group also held US$ nil (December 31, 2008: US$264,194) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. These deposits are not covered by insurance. The Jiantou Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(g) Real estate property development completed and under development

Real estate properties consist of finished residential unit sites and residential unit sites under development. Jiantou Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate property development completed and real estate property under development are stated at the lower of cost or fair value.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs, and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by Jiantou Group, costs in excess of the related fair value of the amenity are also treated as common costs. Results of operations of amenities retained by Jiantou Group are included in current operating results.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of SFAS No. 66, “Accounting for Sales of Real Estate”, as codified in ASC 360 “Property, Plant and Equipment” and ASC 976 “Real Estate-Retail Land” (“ASC 360/ ASC 976”).

Revenue from the sales of development properties where the construction period is 12 months or less is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to or possession of the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. Further, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, is not subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a customer deposits.

Revenue and profit from the sale of development properties where the construction period is more than 12 months is recognized by the percentage of completion method on the sale of individual units when the following conditions are met:

a. Construction is beyond a preliminary stage;

b. The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit;

c. Sufficient units have already been sold to assure that the entire property will not revert to rental property;

d. Sales prices are collectible; and

e. Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts.

Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

Any losses incurred or forecast to occur on real estate transaction are recognized in the period in which the loss is first anticipated.

Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements. Business tax of 5% and depreciation cost of the property are recorded as the cost of rental income.

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units. In cases where the customers deposit more than 50% of the total purchase price, Jiantou Group may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within nine months from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. Jiantou Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2008 and September 30, 2009, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which Jiantou Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. Jiantou Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2008 and September 30, 2009, the allowance for debts was US$ nil and US$ nil, respectively.

(k) Customer deposits

Customer deposits consist of amounts received from customers relating to the sale of residential units. Customers will generally obtain permanent financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Jiantou Group upon the completion of the financing rather than the completion of the project. Jiantou Group receives these funds and recognizes them as a current liability until the revenue can be recognized.

(l) Other payables

Other payables consist of balances for non-construction costs with unrelated companies and individuals with which the Jiantou Group has business relationships. These amounts are unsecured, non-interest bearing and generally are short term in nature.

(m) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	20 years
Vehicles	5 years
Furniture and fixtures	5 years
Software	5 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

(n) Impairment of long-lived assets

Jiantou Group reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, Jiantou Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Jiantou Group would recognize an impairment loss based on the fair value of the assets. There was no impairment loss recognized for long-lived assets for the nine months ended September 30, 2008 and 2009.

(o) Capitalized interest

Jiantou Group capitalizes interest as a component of building construction costs in accordance with SFAS No. 34, “Capitalization of Interest Cost”, as codified in ASC 835, “Interest” (“ASC 835”).

As a result of the total interest costs capitalized during the period, the interest expense for the nine months ended September 30, 2008 and 2009 was as follows:

	September 30,
	2008	2009
Interest on bank loans	3,040,841	2,030,961

Less: total interest costs capitalized	(1,829,785)	(2,030,961)

Interest expense, net	1,211,056	—

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

(p) Retirement benefits

Regulations in the PRC require the Jiantou Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authorities, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the nine months ended September 30, 2008 and 2009, the level of contribution to these funds for each employee was determined at 38% of their average salary determined by the Social Welfare Bureau. For the nine months ended September 30, 2008 and 2009, the Jiantou Group recorded expense in the amount of US$148,242 and US$128,982, respectively.

(q) Distribution of earnings and reserve fund

In accordance with the PRC Company Law, PRC entities are required to transfer 10% of their profit after tax, as determined with PRC accounting standards and regulations, to statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the entities.

Subject to certain restrictions set out in the PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issued to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.

(r) Income taxes

Jiantou Group accounts for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Jiantou Group is able to realize their benefits, or that future utilization is uncertain.

Jiantou Group follows FIN 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, as codified in ASC 740-10, “Income Tax” (“ASC 740-10”). Interest and penalties arising from underpayment of income taxes are recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740-10 is classified in the financial statements as interest expense, while penalties recognized in accordance with ASC 740-10 are classified in the financial statements as other expenses.

(s) Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the entities operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is prepaid on customer deposits and is expensed when the related revenue is recognized, as explained at Note 2(h).

(t) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Jiantou Group’s only components of comprehensive income during the nine months ended September 30, 2008 and 2009 were net income and the foreign currency translation adjustments. An analysis of comprehensive income is as follows:

	September 30,
	2008	2009
Net income	24,463,398	5,996,912
Foreign currency translation	1,924,071	40,500
Comprehensive income	26,387,469	6,037,412

(u) Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with Statement of Position No. 93-7 “Reporting on Advertising Costs”, as codified in ASC 720-35, “Advertising Costs” (“ASC 720-35”). For the nine months ended September 30, 2008 and 2009, the Jiantou Group recorded advertising and promotion expenses of US$2,269,137 and US$839,637, respectively.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

(v) Leases

In accordance with SFAS No. 13, “Accounting for Leases”, as codified in ASC 840, “Lease” (“ASC 840”), leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Jiantou Group has no capital leases for any of the periods stated herein. For the nine months ended September 30, 2008 and 2009, the Jiantou Group recorded total rental expense of US$196,499 and US$114,759, respectively.

(w) Property warranty

The Jiantou Group provides customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers. Jiantou Group constantly estimates potential costs for materials and labor with regards to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Jiantou Group constantly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Jiantou Group may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, Jiantou Group also withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Jiantou Group relating to the work performed or materials supplied by the subcontractors. For the nine months ended September 30, 2008 and 2009, the Jiantou Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(x) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the nine months ended September 30, 2009, four real estate development projects (Zhengzhou City Mansion, Zhengzhou International Plaza, Zhengzhou International City Garden Phase II and Zhengzhou Yipin Xiangshan Phase I) with gross profits recognized in 2008 had changes in their estimated gross profit margins. As of September 30, 2009, each of these projects has a percentage of completion at 50% or more. As the gross floor area sales and the selling price showed a rising trend during the nine months ended September 30, 2009, Jiantou Xinyuan revised upwards its prior estimates related to selling prices and total estimated sales values, which lead to decrease of the percentage sold and thus a decrease in the recognized costs. As a result of these changes of gross profit, net income in nine months ended September 30, 2009 increased by US$2.7 million.

(y) Recent accounting pronouncements

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, as codified in ASC 860, “Transfers and Servicing” (“ASC 860”). ASC 860 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 is effective for annual reporting periods beginning after November 15, 2009. Earlier application is prohibited. SFAS 167 will be effective for Jiantou Xinyuan’s fiscal year beginning January 1, 2010. Jiantou Xinyuan is currently assessing the impact, if any, of SFAS 167 on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value,” (“ASU 2009-5”), which amends ASC 820 to provide additional guidance to clarify the measurement of liabilities at fair value in the absence of observable market information. ASU 2009-5 is effective for Jiantou Xinyuan beginning October 1, 2009. The adoption of ASU 2009-5 is not expected to have a material impact on Jiantou Xinyuan’s consolidated financial position, results of operations and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, as codified in ASC 855, “Subsequent Events” (“ASC 855”) to establish general standards of accounting for and disclosure of subsequent events. ASC 855 renames the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and modifies the definition of the evaluation period for

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. This will require entities to disclose the date, through which an entity has evaluated subsequent events and the basis for that date (the issued date for public companies). ASC 855 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Group’s financial statement disclosures (see Note 13—Subsequent Events).

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, as codified in ASC 820-10-65, “Fair Value Measurements and Disclosures” (“ASC 820-10-65”). ASC 820-10-65 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC 820-10-65 is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of ASC 820-10-65 did not have a material impact on the Group’s consolidated results of operations or financial position.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, as codified in ASC 825-10-65, “Financial Instruments” (“ASC 825-10-65”). ASC 825-10-65 requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. ASC 825-10-65 are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of ASC 825-10-65 did not have a material impact on the Group’s consolidated results of operations or financial position.

In April 2009, the FASB released FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other- Than-Temporary Impairments”, as codified in ASC 320-10-65, “Investment-Debt and Equity Securities” (“ASC 320-10-65”). ASC 320-10-65 was issued contemporaneously with ASC 820-10-65 and ASC 825-10-65. These statements introduced new disclosure requirements affecting both debt and equity securities and extend the disclosure requirements to interim periods including disclosure of the cost basis of securities classified as available-for-sale and held-to-maturity and provides further specification of major security types. ASC 320-10-65 is effective for fiscal years and interim periods beginning after June 15, 2009. The adoption of ASC 320-10-65 did not have a material impact on the Group’s consolidated results of operations or financial position.

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2008 and September 30, 2009:

	December 31, 2008	September 30, 2009
Development completed:
Jianxin Zijin Garden	1,369,767	1,443,024

Real estate property development completed	1,369,767	1,443,024

Under development:
Current:
Jianxin International City Garden II	64,521,220	27,379,406
Jianxin City Mansion	8,869,252	7,183,857
Jianxin Yipinxiangshan I	52,316,360	62,694,980
Jianxin Yipinxiangshan II	22,533,539	38,761,517
Henan Lianhe International Plaza	8,226,089	4,661,774
	156,466,460	140,681,534

Profit recognized	55,717,820	23,961,057
Less: progress billings (see Note 6)	(120,696,153)	(63,208,029)

Real estate property under development—current	91,488,127	101,434,562

Total real estate property under development	91,488,127	101,434,562

Total real estate property development completed and under development	92,857,894	102,877,586

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

As of September 30, 2009, land use rights included in the real estate properties under development totaled US$44,313,339 (December 31, 2008: US$56,125,008).

As of September 30, 2009, real estate properties under development with an aggregate net book value of US$30,229,143 (December 31, 2008: US$26,775,525) were pledged as collateral for certain bank loans.

4. Other deposits and prepayments

The components of other deposits and prepayments are as follows:

	December 31, 2008	September 30, 2009
Contract deposits	1,210,995	1,128,382
Prepaid corporate income tax	10,989,929	—
Prepaid construction cost	78,078	17,896,848
Others	19,819	51,303

Total	12,298,821	19,076,533

5. Short-term bank loans

Short-term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2008 and September 30, 2009 consisted of the following:

	December 31, 2008	September 30, 2009
Loans from Industrial and Commercial Bank of China (“ICBC”),
Due May 25 2010, at 5.84% per annum	—	12,446,918
Due May 29, 2009, at 7.938% per annum	21,947,151	—

Total short-term bank loan	21,947,151	12,446,918

As of September 30, 2009, Jiantou Group’s short term bank loan is all denominated in RMB and secured by the Jiantou Group’s real estate properties under development with net book value of US$30,229,143 (December 31, 2008: US$26,775,525).

6. Customer Deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2008	September 30, 2009
Advances for real estate properties under development	121,494,128	65,436,442
Less: recognized as progress billings (see Note 3)	(120,696,153)	(63,208,029)

Total net balance	797,975	2,228,413

Customer deposits are typically funded up to 70%~80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the bank has a right to seek reimbursement from Jiantou Group for any defaults by the customers. Jiantou Group holds certain cash balances in restricted deposit accounts at the relevant banks (see Note 2 (f)). Jiantou Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

7. Income taxes

For the nine months ended September 30, 2008 and 2009, Jiantou Group recognized an income tax provision of US$19,217,675 and US$8,513,274, respectively, and Jiantou Group’s effective tax rate for such periods was 44.0% and 58.6%, respectively. For the nine months ended September 30, 2009, the difference between the Group’s effective tax rate of 58.6% and PRC statutory tax rate of 25% was mainly due to the penalty charges of US$7, 507,074 to be paid to Zhengzhou Bureau of Land and Resources relating to late payment of land premium, which is nondeductible under PRC tax law. See Note 11—Commitment and contingencies.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

As of September 30, 2009, Jiantou Group had deferred tax liabilities of approximately US$4,362,009 (December 31, 2008: US$13,989,149) from the tax effects of temporary differences.

In accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City has concluded a deemed profit method is a better measure of income tax liability for companies in the real estate industry located in that province than the statutory taxable income method. Hence, Jiantou Group has been levied by deemed profit method since January 1, 2008. Under the deemed profit method, the local tax authority levies income tax based on 25% of an arbitrary deemed profit of 15% of total cash receipts of real estate property companies, rather than based on 25% of statutory taxable income. The local tax authority is entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects. Although the local tax authority of Zhengzhou City has not indicated that it will re-evaluate prior years, the Jiantou Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether or not these tax years will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. Management believes if the local tax authority of Zhengzhou City or a higher tax authority were to re-evaluate any of these tax years, Jiantou Group would be required to pay additional taxes due, or would be entitled to receive refund of excess taxes paid, based on the accumulated difference between the amounts paid under the deemed profit method and the amounts due under the PRC statutory taxable income method, which leads to the unrecognized tax benefit.

The Jiantou Group did not have any statutory taxable income for the nine months ended September 30, 2008 and 2009. Accordingly, Jiantou Xinyuan did not recognize any unrecognized tax benefits or any associated receivable or payable as of December 31, 2008 and September 30, 2009.

8. Other payables and accrued liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31, 2008	September 30, 2009
Contract deposit	2,359,687	1,905,935
Accrued expense	258,869	501,586
Deed tax and maintenance fund withheld for customer	3,267,733	3,795,024
Other tax payable	1,586,718	2,511,743
Payroll and welfare payable	244,522	254,982
Amount due to Zhengzhou Bureau of Land and Resources ( Note 11)	—	7,510,616
Others	103,118	51,463

Total	7,820,647	16,531,349

9. Related-party and employee transactions

(a) Due from related party

	December 31, 2008	September 30, 2009
Zhengzhou Real Estate Group	4,871,471	482,436

Total	4,871,471	482,436

Zhengzhou Real Estate Group is the parent company of Zhengzhou Dahelongjin Investment Co., Ltd. (“Dahelongjin Investment”), a shareholder of Xinyuan Lianhe. The receivable bears no interest and has no fixed payment terms.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

(b) Due to related party

	December 31, 2008	September 30, 2009
	US$	US$
Dahelongjin Investment	2,028,512	448,685

Total	2,028,512	448,685

The payable bears no interest and has no fixed payment terms.

(c) Due to shareholders

	December 31, 2008	September 30, 2009
Construction Investment Company	11,295,467	3,690,145
Henan Xinyuan	6,584,145	774,523
Jiantou Project Consulting	1,170,515	—

Total	19,050,127	4,464,668

The above related party amount bears no interest (2008: 8.217%) and is repayable within one year.

10. Paid-in Capital

	December 31, 2008			September 30, 2009
	Amount in Original Currency	Equivalent Amount	%	Amount in Original Currency	Equivalent Amount	%
	(RMB)	(US$)		(RMB)	(US$)
Construction Investment Company	5,000,000	627,433	50%	5,000,000	627,433	50%
Henan Xinyuan	4,500,000	564,689	45%	4,500,000	564,689	45%
Jiantou Project Consulting	500,000	62,743	5%	500,000	62,743	5%

Total	10,000,000	1,254,865		10,000,000	1,254,865

The exchange rates used are the rates prevailing at the date of each contribution as quoted by the PBOC. The first capital contribution was made on December 12, 2005, and the exchange rate was RMB 8.0765 to each US$1.00. The second capital contribution was made on July 18, 2007, and the exchange rate was RMB 7.5661 to each US$1.00.

According to the Shareholder Agreement signed on August 20, 2005, the full interest in Jianxin Zijin Garden was retained by the contributing shareholders. All profits and losses generated by Jianxin Zijin Garden project are shared by Construction Investment Company and Jiantou Project Consulting. Henan Xinyuan has no interest in this project.

Under PRC law and regulations, there are restrictions on Jiantou Xinyuan with respect to transferring certain of their net assets to the shareholders either in the form of dividends, loans or advances. Amount restricted include paid-in capital and statutory surplus reserve of Jiantou Xinyuan, totaling US$652,455 as of December 31, 2008 and September 30, 2009, respectively.

11. Commitments and contingencies

Jiantou Group leases certain of its office properties under operating lease arrangements. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Jiantou Group by entering into these leases.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

As of September 30, 2009, the Jiantou Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
Due within 1 year	16,652,430

As at September 30, 2009, the Jiantou Group provided guarantees of US$109,925,318 (December 31, 2008: US$64,956,691), in favor of their customers in respect of mortgage loans granted by banks to such customers for their purchases of Jiantou Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Jiantou Group is responsible to repay the outstanding mortgage principals together with the accrued interest and penalty owed by the defaulted purchasers to the banks and the Jiantou Group is entitled to take over the legal titles and possession of the related properties. Jiantou Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates which will generally be available within six to twelve months after the purchasers take possession of the relevant properties.

Jiantou Xinyuan did not make timely land premium payments of RMB 111,500,000 under two land use rights grant contracts with the Zhengzhou municipal land bureau, subjecting Jiantou Xinyuan to late payment penalties accruing from June 2008 of 0.1% per day of the amount in arrears. The Zhengzhou municipal land bureau requested Jiantou Xinyuan pay the overdue land premium by September 30, 2009. Jiantou Xinyuan paid the overdue land premium in full on September 18, 2009.

In December 2009, the Zhengzhou municipal finance bureau advised Jiantou Xinyuan that it is required to pay all late payment penalties accrued up to September 18, 2009, estimated to be not more than $7,507,704. Accordingly, Jiantou Xinyuan recorded the $7,507,704 penalty charge, which is included in “Other Expense” in the accompanying consolidated statements of operations for the nine months ended September 30, 2009.

Concentrations

The Jiantou Group uses various suppliers and sells to a wide range of customers. No single supplier or customer accounted for 10% of revenue or construction costs for the nine months ended September 30, 2008 and 2009.

12. Noncontrolling interest

A reconciliation of the carrying amounts of Xinyuan Lianhe owned by the Jiantou Group and the noncontrolling interests is as follows:

	September 30, 2008		September 30, 2009
	Group	Noncontrolling interests	Group	Noncontrolling interests
Beginning balance	978,345	809,583	2,959,027	2,471,398
Net income	1,429,569	1,319,602	689,978	636,903
Transactions with owners acting in their capacity as owners	—	—	—	—
Other comprehensive income	195,096	—	5,080	—

Ending balance	2,603,010	2,129,185	3,654,085	3,108,301

13. Subsequent events

Pursuant to ASC 855 “Subsequent Events”, Jiantou Xinyuan has reviewed all subsequent events and transactions that occurred through January 25, 2010, which is the date Xinyuan Real Estate Co., Ltd.’s Form 6-K was filed with the Securities and Exchange Commission.

Exhibit 99.2

Unaudited pro forma combined financial information

The following unaudited pro forma combined financial statements are based on our historical consolidated financial statements and Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd.’s (“Jiantou Xinyuan”) historical consolidated financial statements and adjusted to give effect to the probable acquisition of the remaining 55% equity interest in Jiantou Xinyuan.

The purchase price set forth in the acquisition agreement is approximately US$4 million. The acquisition will be accounted for under the purchase method of accounting. Management has preliminarily determined the fair value of assets acquired and liabilities assumed based on its knowledge of Jiantou Xinyuan as a 45% owner as well as its knowledge of the real estate market in which Jiantou Xinyuan operates. However, as the acquisition has not been consummated as of January 25, 2010, the valuation has not been finalized and accordingly, management has not finalized its accounting for the acquisition. Therefore, all amounts and the preliminary allocation of the total acquisition price to the fair value of the acquired assets less liabilities assumed as described in Note 1, are based on management’s preliminary estimates and are subject to change.

The unaudited pro forma combined balance sheet as of September 30, 2009 gives effect to the acquisition as if it had occurred on September 30, 2009. The Company’s unaudited consolidated balance sheet information was derived from its financial statements included in its 6-K , filed on January , 2010. Jiantou Xinyuan’s unaudited consolidated balance sheet information was derived from the unaudited balance sheet as of September 30, 2009 included elsewhere in this report on Form 6-K/A.

The unaudited pro forma combined statements of operations for the year ended December 31, 2008 and the nine months ended September 30, 2009 give effect to the acquisition as if it had occurred on January 1, 2008. The Company’s consolidated statement of operations information for the year ended December 31, 2008 was derived from the consolidated statement of operations included in Amendment No. 1 to its 2008 Annual Report on Form 20-F. The Company’s consolidated statement of operations information for the nine months ended September 30, 2009 was derived from its financial statements included in its 6-K, filed on January 25, 2010. Jiantou Xinyuan’s unaudited consolidated statement of operations were derived from the unaudited statement of operations of Jiantou Xinyuan for the nine months ended September 30, 2009, included elsewhere in this report on Form 6-K/A and the audited statement of operations for the year ended December 31, 2008 included in its Form 6-K/A, filed on October 28, 2009.

The unaudited pro forma financial information is based upon available information and certain estimates and assumptions that the Company’s management believes to be reasonable. These estimates and assumptions are preliminary and have been made solely for the purposes of developing the pro forma financial information. The unaudited pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of the results of operations or financial position that would actually have been achieved had the transaction been completed for the periods presented, or that may be obtained in the future. This unaudited pro forma financial information is based upon the historical consolidated financial statements of the Company and Jiantou Xinyuan and notes thereto, as well as the unaudited interim financial statements of the Company and Jiantou Xinyuan. The pro forma adjustments are based on the information available at the time of the preparation of the unaudited pro forma financial statements. These unaudited pro forma financial statements, including any notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical audited and unaudited consolidated financial statements of the Company included in Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2008 and its 6-K, as filed on January 25, 2010 with the Securities and Exchange Commission. In addition, the unaudited pro forma financial statements should be read in conjunction with the historical financial statements of Jiantou Xinyuan for the year ended December 31, 2008 included in its Form 6-K/A, filed on October 28, 2009 and the interim financial statements for the nine months ended September 30, 2009, included herein.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2009 (unaudited)

(All amounts stated in US$, unless otherwise stated)

	Historical		Pro Forma Adjustments Note2		Pro Forma Combined
	Xinyuan	Jiantou Xinyuan
ASSETS

Current assets
Cash and cash equivalents	218,007,696	24,068,999	(4,064,329	) (a)
			(26,686,879	) (b)
			(100,000	) (c)	211,225,487
Restricted cash	86,481,000	893,726			87,374,726
Accounts receivable	4,120,860	6,114,664			10,235,524
Other receivables	6,748,621	783,635			7,532,256
Other deposits and prepayments	38,077,475	19,076,533			57,154,008
Advances to suppliers	2,826,630	—			2,826,630
Real estate property development completed	325,820	1,443,024			1,768,844
Real estate property under development	390,198,773	101,434,562	13,417,907	(d)	505,051,242
Due from related parties	774,523	482,436	(774,523	) (e)	482,436
Due from employees	264,950	—			264,950
Other current assets	1,533,872	—			1,533,872
Total current assets	749,360,220	154,297,579			885,449,975

Real estate property under development	105,601,475	—			105,601,475
Real estate properties held for lease, net	14,564,072	—			14,564,072
Property and equipment, net	4,891,840	277,687			5,169,527
Other long-term investment	241,648	—			241,648
Interests in an equity investee	22,586,972	—	(22,586,972	) (f)	—
Deferred tax assets	3,450,297	—			3,450,297
Other assets	5,547,129	—			5,547,129
TOTAL ASSETS	906,243,653	154,575,266			1,020,024,123

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	82,338,735	47,521,693			129,860,428
Short-term bank loans	165,230,634	12,446,918			177,677,552
Customer deposits	8,011,041	2,228,413			10,239,454
Income tax payable	6,855,980	14,596,344			21,452,324
Deferred tax liabilities	16,833,303	—			16,833,303
Other payables and accrued liabilities	23,214,691	16,531,349	3,690,145	(g)	43,436,185
Payroll and welfare payable	1,985,014	—			1,985,014
Warrant liability	443,000	—			443,000
Current portion of long-term debt	76,128,591	—			76,128,591
Due to shareholders	—	4,464,668	(774,523	) (e)
			(3,690,145	) (g)	—
Due to related parties	—	448,685			448,685
Total current liabilities	381,040,989	98,238,070			478,504,536

	Historical		Pro Forma Adjustments Note2		Pro Forma Combined
	Xinyuan	Jiantou Xinyuan
Long-term bank loans	67,652,658	—			67,652,658
Deferred tax liabilities	—	4,362,009	6,373,506	(h)	10,735,515
Unrecognized tax benefits	12,978,944	—			12,978,944
Other long-term debt	23,953,428	—			23,953,428
Total liabilities	485,626,019	102,600,079			593,825,081

Shareholders’ equity

Common shares	15,141	—			15,141
Additional paid-in capital	502,170,347	1,254,865	(1,254,865	) (i)	502,170,347
Statutory reserves	13,167,418	247,425	(247,425	) (i)	13,167,418
Retained earnings (accumulated deficit)	(131,333,965)	44,686,142	(44,686,142	) (i)
			2,573,107	(j)	(128,860,858
			(100,000	) (c)
Accumulated other comprehensive income	36,598,693	2,678,454	(2,678,454	) (i)	36,598,693
Total shareholders’ equity	420,617,643	48,866,886			423,090,741

Noncontrolling interest	—	3,108,301			3,108,301

Total equity	420,617,643	51,975,187			426,199,042

TOTAL LIABILITIES AND EQUITY	906,243,653	154,575,266			1,020,024,123

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine months ended September 30, 2009

(All amounts stated in US$, unless otherwise stated)

(unaudited)

	Historical		Pro Forma Adjustments Note2		Pro Forma Combined
	Xinyuan	Jiantou Xinyuan
Revenue:
Real estate sales	254,461,435	65,376,344			319,837,779
Real estate leasing	211,723	—			211,723
Other revenue	5,213,230	212,790			5,426,020
Total revenue	259,886,388	65,589,134			325,475,522

Cost of revenue:
Cost of real estate sales	(205,718,250)	(41,503,954)			(247,222,204)
Cost of real estate leasing	(440,770)	—			(440,770)
Other costs	(5,713,736)	(93,445)			(5,807,181)
Total cost of revenue	(211,872,756)	(41,597,399)			(253,470,155)

Gross profit	48,013,632	23,991,735			72,005,367

Selling and distribution expenses	(6,152,189)	(1,201,461)			(7,353,650)
General and administrative expenses	(14,928,629)	(1,114,049)			(16,042,678)
Operating income	26,932,814	21,676,225			48,609,039

Interest income	1,421,016	341,035			1,762,051
Exchange gains	58,195	—			58,195
Share of income in an equity investee	2,422,833	—	(2,422,833	) (k)	—
Change in fair value of derivative liabilities	(273,000)	—			(273,000)
Other expense	(383,244)	(7,507,074)			(7,890,318)
Income from operations before income taxes	30,178,614	14,510,186			42,265,967

Income taxes	(13,164,859)	(8,513,274)			(21,678,133)

Net income	17,013,755	5,996,912			20,587,834

Income allocated to non-controlling interest	—	(636,903)			(636,903)

Net income allocable to common stockholders	17,013,755	5,360,009			19,950,931
Earnings per share – basic	0.11				0.13
Earnings per share – diluted	0.10				0.12
Shares used in computation – basic	151,188,090				151,188,090
Shares used in computation – diluted	160,801,326				160,801,326

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2008

(All amounts stated in US$, unless otherwise stated)

(unaudited)

	Historical		Pro Forma Adjustments Note2		Pro Forma Combined
	Xinyuan	Jiantou Xinyuan
Revenue:
Real estate sales	352,180,740	120,757,042			472,937,782
Real estate leasing	379,080				379,080
Other revenue	4,072,137	92,739			4,164,876
Total revenue	356,631,957	120,849,781			477,481,738

Cost of revenue:
Cost of real estate sales	(352,299,948)	(73,157,703)			(425,457,651)

Cost of real estate leasing	(582,510)				(582,510)
Other costs	(4,098,392)	(175,665)			(4,274,057)
Total cost of revenue	(356,980,850)	(73,333,368)			(430,314,218)

Gross profit (loss)	(348,893)	47,516,413			47,167,520

Selling and distribution expenses	(13,578,240)	(4,030,100)			(17,608,340)
General and administrative expenses	(32,343,349)	(1,888,598)			(34,231,947)
Operating income (loss)	(46,270,482)	41,597,715			(4,672,767)
Interest income	3,491,792	998,013			4,489,805

Interest expense	—	(1,168,542)			(1,168,542)
Exchange gains	3,603,164	—			3,603,164
Share of income in an equity investee	9,843,083	—	(9,843,083	) (k)	—
Change in fair value of derivative liabilities	16,422,000	—			16,422,000
Other expense	—	—	(100,000	) (c)	(100,000)

Income (Loss) from operations before income taxes	(12,910,443)	41,427,186			18,573,660

Income taxes	(10,729,508)	(17,833,881)			(28,563,389)

Net Income (Loss)	(23,639,951)	23,593,305			(9,989,729)

Income allocated to noncontrolling interest	—	(1,661,815)			(1,661,815)

Net income (loss) allocable to common stockholders	(23,639,951)	21,931,490			(11,651,544)
Loss per share, basic and diluted	(0.16)				(0.08)
Shares used in computation – basic and diluted	149,149,309				149,149,309

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1- Business Combination Overview and Preliminary Allocation of Purchase Price

On September 30, 2009, Xinyuan’s wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Xinyuan China”), signed an agreement to acquire the remaining 55% equity interest in Jiantou Xinyuan it does not currently own. Upon the completion of such acquisition, Xinyuan will become the sole shareholder of Jiantou Xinyuan.

Jiantou Xinyuan is a joint venture among Zhengzhou General Construction Investment Company (“Jiantou Construction”), which holds 50% of Jiantou Xinyuan’s registered capital; Zhengzhou Jiantou Project Consulting Co., Ltd. (“Engineering Consulting Company”), which holds 5% of Jiantou Xinyuan’s registered capital; and Xinyuan China, which holds 45% of Jiantou Xinyuan’s registered capital. In this proposed acquisition, Xinyuan intends to acquire, through Xinyuan China, the 55% of Jiantou Xinyuan’s registered capital held by Jiantou Construction and Engineering Consulting Company (the “Acquired Shares”). Given that Jiantou Construction and Engineering Consulting Company are state-owned enterprises, this proposed acquisition is subject to government approval, including approval procedures for transfer of state-owned assets, including a public listing and auction process, unless exempted therefrom.

Pursuant to the agreement, Jiantou Xinyuan will distribute dividends of approximately US$26.7 million to Jiantou Construction and Engineering Consulting Company in the aggregate and approximately US$21.8 million to Xinyuan China prior to completion of the transaction. Assuming the transaction closes at the purchase price set forth in the agreement, Xinyuan China will pay Jiantou Construction and Engineering Consulting Company approximately US$4 million in cash in the aggregate as consideration for the Acquired Shares.

Preliminary Fair Value Determination and Allocation of Consideration Transferred

The acquisition will be accounted for under the purchase method of accounting. Management has preliminarily estimated the fair value of assets acquired and liabilities assumed. However, as the acquisition has not been consummated as of January 25, 2010, the valuation has not been finalized and accordingly, management has not finalized its accounting for the acquisition. Therefore, all amounts and the preliminary allocation of the total acquisition price to the fair value of the acquired assets less liabilities assumed as described in Note 1, are based on management’s preliminary estimates and are subject to change.

Following is a summary of the preliminary estimates of the acquisition price and its allocation to the fair value of the acquired assets less assumed liabilities at September 30, 2009:

Purchase Price:	US$
Cash consideration paid for 55% ownership	4,064,328
Fair value of 45% ownership of Jiantou Xinyuan owned by Xinyuan China	3,108,301
Fair value of 48% noncontrolling interest of Xinyuan Lianhe	3,325,360
Debt assumed	12,446,918
Total purchase price	22,944,907

Net identifiable assets acquired:
Restricted cash	893,726
Trade accounts receivables	6,114,664
Real estate property development completed	1,443,024
Real estate property under development	114,852,469
Other current assets	20,342,604
Other assets	277,687
Current liabilities	(110,243,752)
Deferred tax liabilities	(10,735,515)
Total identifiable net assets	22,944,907

Note 2-Pro Forma Adjustments

The following pro forma adjustments are based on preliminary estimates of the purchase price and fair value of the assets acquired and liabilities assumed. The final adjustments may be different from these estimates and the differences may be material. In addition, when the acquisition is finalized, among other things, the depreciable lives of tangible and intangible assets may differ.

The pro forma adjustments included in the unaudited pro forma financial statements do not reflect certain adjustments that are expected to result from the acquisition because they are considered to be of a non-recurring nature.

(a) Reflects the payment of the acquisition proceeds from the Company to Jiantou Construction and Engineering Consulting Company.

(b) Reflects the payment of dividends from Jiantou Xinyuan to Jiantou Construction and Engineering Consulting Company.

(c) Reflects estimated transaction costs.

(d) Reflects adjusting real estate property under development of Jiantou Xinyuan to its estimated fair value as of September 30, 2009.

(e) Reflects the elimination of the intercompany balance between Xinyuan and Jiantou Xinyuan.

(f) Reflects the elimination of the Company’s 45% ownership interest in Jiantou Xinyuan as of September 30, 2009.

(g) Reflects the reclassification of balances to Jiantou Construction and Engineering Consulting Company from due to shareholders to other payables and accrued liabilities.

(h) Reflects the deferred tax liabilities arising from the increase in book value of the real estate to its fair value.

(i) Reflects the elimination of the equity of Jiantou Xinyuan subsequent to the acquisition.

(j) Reflects the gain from the transaction based on the comparison of the purchase consideration for the 55% ownership interest compared to the book value of Xinyuan’s 45% ownership interest after the payment of dividends.

(k) Reflects the elimination of Xinyuan’s share of income in Jiantou Xinyuan.